                           UNITED STATES SECURITIES

                           AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No.   )*

                          Home State Holdings, Inc.
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                     ------------------------------------
                        (Title of Class of Securities)

                                 437368 10 3
                     ------------------------------------
                                (CUSIP Number)

                          Nancy Hasley Corbett, Esq.
                         Morgan, Lewis & Bockius LLP
                               101 Park Avenue
                           New York, New York 10178
                                (212) 309-6000
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               October 4, 1996
                    --------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 437368 10 3

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Swiss Reinsurance America Corporation
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or (e)                                                      / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
--------------------------------------------------------------------------------

                         7  SOLE VOTING POWER
                              1,400,000 shares of Common Stock
         SHARES          ------------------------------------------------
      BENEFICIALLY       8  SHARED VOTING POWER
        OWNED BY              0 shares of Common Stock
          EACH           ------------------------------------------------
        REPORTING        9  SOLE DISPOSITIVE POWER
         PERSON               1,400,000 shares of Common Stock
          WITH           ------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                              0 shares of Common Stock

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,400,000 shares of Common Stock
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.8%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
               IC, CO
--------------------------------------------------------------------------------
 * SEE INSTRUCTIONS BEFORE FILLING OUT!
** Based on 5,660,000 shares of Common Stock outstanding as of October 4, 1996.

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1. Security and Issuer

     This Schedule 13D relates to the Common Stock, $0.01 par value ("Common Stock"), of Home State Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at Three South Revmont Drive, Shrewsbury, New Jersey 07702.

Item 2. Identity and Background

     This Schedule 13D is filed by Swiss Reinsurance America Corporation (the "Reporting Person"), a corporation organized under the laws of the State of New York.

     The Reporting Person is principally engaged in the business of reinsurance. The address of the Reporting Person's principal business and of its principal office is 237 Park Avenue, New York, New York 10017.

     Attached as Appendix A is information concerning (i) the executive officers and directors of the Reporting Person and of the person ultimately in control of the Reporting Person and (ii) each person controlling the Reporting Person, as is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

     Neither the Reporting Person nor any of the persons referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person has entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") dated October 4, 1996 (a copy of which is attached hereto as Exhibit A), by and among the Company the Reporting Person and Reliance Insurance Company, a corporation organized under the laws of the State of Pennsylvania ("Reliance").

     Pursuant to the Securities Purchase Agreement, on October 4, 1996, the Reporting Person acquired for an aggregate cash purchase price of $5,000,000 (i) Class A Warrants (the "Warrants") evidenced by the Warrant Certificate attached hereto as Exhibit B entitling the Reporting Person to purchase an aggregate of 700,000 shares of Common Stock at an exercise price of $9.50 per share and (ii) 5,000 shares of Series A Cumulative Voting Preferred Stock, $0.01 par value (the "Preferred Stock"). In addition, the Reporting Person entered into certain reinsurance binders with the Company pursuant to which the Reporting Person will reinsure, in 1997, specified risks underwritten by the Company, all on the terms set forth in the reinsurance binders executed by the Company on September 27, 1996; and entered into an agreement with the Company pursuant to which the Reporting Person may provide reinsurance coverage to the Company in respect of years subsequent to 1997. The number of shares of the Company's Common Stock deliverable upon exercise of the Warrants, and the exercise price thereof, are subject to adjustment as provided in the Warrants.

     The funds required by the Reporting Person to pay the purchase price for the Warrants and the shares of Preferred Stock came from working capital of the Reporting Person available for investment.

     The Reporting Person has the contractual right (the "Purchase Option") under the Securities Purchase Agreement to acquire for an aggregate cash purchase price of $5,000,000 (i) additional Class A Warrants entitling it to purchase an aggregate of 700,000 shares of

Common Stock at an exercise price of $9.50 per share and (ii) 5,000 additional shares of Preferred Stock ((i) and (ii) collectively, the "Additional Securities"). Any such purchase by the Reporting Person of Additional Securities will be subject to execution and delivery of a new purchase agreement and other mutually satisfactory documentation. It is contemplated that the terms of such purchase would be substantially similar to the terms upon which the initial Warrants and shares of Preferred Stock were acquired.

Item 4.  Purpose of Transaction

     The Warrants and shares of Preferred Stock were acquired by the Reporting Person for investment purposes and not with the purpose of changing control of the Company.

     In connection with, and as a condition to, the acquisition of the Warrants and the shares of Preferred Stock the following agreements relating to or bearing upon such securities have been executed and delivered by the Reporting
Person:

     (a) A Stockholders' Agreement (the "Stockholders' Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit C) by and among the Company, the Reporting Person, Reliance, Herrick Partners, L.P., a Delaware limited partnership ("Herrick Partners"), Michael H. Monier ("Mr. Monier") and Edward D. Herrick ("Mr. Herrick") pursuant to which, among other things, (i) the Reporting Person has the right to designate an individual to serve as a Director of the Company for so long as its holds shares of Preferred Stock, (ii) each of the Reporting Person and Reliance has the right, upon the occurrence of a Redemption Default (as defined in the Stockholders' Agreement), to designate an individual to serve as a Director of the Company, (iii) the parties to the Stockholders' Agreement have agreed to vote in favor of the election of any individual so designated by the Reporting Person and/or Reliance, and (iv) the parties have agreed to vote in favor of amending the Certificate of Incorporation of the Company (as contemplated in the Securities Purchase Agreement and as described below).

     (b) A Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit D) by and among the Company, the Reporting Person and Reliance, pursuant to which the Reporting Person and Reliance will be granted certain registration rights with respect to the shares of Common Stock obtainable upon conversion or exercise of the Warrants.

     In addition to the foregoing, Robert Abidor, a former executive of the Company and a holder of 8.55% of the Company's shares of Common Stock, has agreed, by letter agreement dated October 4, 1996 (a copy of which is attached hereto as Exhibit E) to vote his shares of Common Stock in favor of amending the Certificate of Incorporation as contemplated under the Securities Purchase Agreement (as described below).

     The Securities Purchase Agreement requires the Company to present at the next annual stockholders' meeting, for a vote by the stockholders, certain proposed amendments to the Certificate of Incorporation of the Company. Such amendments would facilitate the election of those Directors which may be designated by the Reporting Person and Reliance by, among other things, (i) providing for an increase in the size of the Board of Directors to not less than eight (8) nor more than ten (10) members,(ii) permitting class voting and (iii) permitting the removal of Directors without cause. The parties to the Stockholders' Agreement and Mr. Abidor have agreed to vote all of their respective shares in favor of the proposed amendments.

     Prior to the execution of the Securities Purchase Agreement, and as a condition to the closing thereunder, the Board of Directors of the Company amended its By-Laws to increase the size of the Board of Directors from seven
(7) to no less than eight (8) and to no more than ten (10), as set by resolution of the Board of Directors from time to time. Prior to the closing of the Reporting Person's purchase of the Warrants and shares of Preferred Stock, the Board of Directors fixed the size of the Board at nine (9). Upon the closing of the Reporting Person's purchase of the Warrants and shares of Preferred Stock, an individual designated by the Reporting Person was appointed by the Board of Directors to fill a vacancy on the Board of Directors.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to Item 2 of this Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Company

          (a) The Reporting Person directly owns:

             (i) warrants to purchase 700,000 shares of the Company's Common Stock (warrants to purchase an aggregate total of 1,400,000 shares of the Company's Common Stock assuming the exercise in full of the Purchase Option by the Reporting Person); and

             (ii) 5,000 shares of Preferred Stock of the Company (an aggregate total of 10,000 shares of Preferred Stock of the Company assuming the exercise in full of the Purchase Option by the Reporting Person).

Such holdings enable the Reporting Person to directly control approximately 700,000 shares of the Company's Common Stock (an aggregate total of 1,400,000 shares of the Company's Common Stock assuming the exercise in full of the Purchase Option by the Reporting Person). Such holdings would constitute beneficial ownership of approximately 11.1% of the outstanding shares of the Company's Common Stock (19.8% of the outstanding shares of the Company's Common Stock assuming the exercise of the Purchase Option described in Item 4 by the Reporting Person). The number of shares of Common Stock obtainable upon exercise in full of the Warrants is subject to adjustment as provided in the Warrants.

     The Reporting Person, Reliance, Mr. Herrick, Herrick Partners, Mr. Monier and the Company are each party to the Stockholders' Agreement. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties to (i) act together for the purpose of voting equity securities of the Company and (ii) share the power to dispose of, or share the power to direct the disposition of, equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. The Reporting Person denies the existence of such a group and disclaims beneficial ownership of the securities held by any person other than by the Reporting Person.

     (b) The number of shares of Common Stock as to which the Reporting Person may be deemed to (i) have sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shares power to dispose or direct the disposition is set forth in the cover page and such information is incorporated herein by reference. With respect to the election of Directors pursuant to the Stockholders' Agreement, Reliance, Mr. Herrick, Herrick Partners and Mr. Monier have agreed to cast votes in favor of the designee of the Reporting Person.

     (c) Except as reported in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person and persons named in Appendix A.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

     With the exception of (i) the Securities Purchase Agreement and (ii) the agreements referred to in Item 4 herein, and (iii) that certain letter agreement between the Company and Isis Consulting, Inc. (a corporation owned in part by an affiliate of the Reporting Person) providing for the payment of a finder's fee by the Company (a copy of which is attached hereto as Exhibit F), no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

  1.    Exhibit A    Securities Purchase Agreement, dated as of
                     October 4, 1996, by and among the Company,
                     the Reporting Person and Reliance

  2.    Exhibit B    Form of Warrant Certificate issued to the
                     Reporting Person

  3.    Exhibit C    Stockholders' Agreement, dated as of October
                     4, 1996, by and among the Company, the
                     Reporting Person, Reliance, Mr. Herrick,
                     Herrick Partners and Mr. Monier

  4.    Exhibit D    Registration Rights Agreement, dated as of
                     October 4, 1996, by and among the Company,
                     the Reporting Person and Reliance

  5.    Exhibit E    Letter Agreement, dated October 4, 1996,
                     executed by Robert Abidor in favor of the
                     Reporting Person and Reliance

  6.    Exhibit F    Letter Agreement, dated August 15, 1996,
                     between the Company and Isis Consulting, Inc.


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 1996

                                   SWISS REINSURANCE AMERICA CORPORATION

                                   By: /s/ Thomas L. Forsyth
                                       --------------------------
                                       Name: Thomas L. Forsyth
                                       Title: Senior Vice President and
                                              General Counsel

                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to (i) the executive officers and directors of the Reporting Person and of the person ultimately in control of the Reporting Person and (ii) each person controlling the Reporting Person.

Reporting Persons

                 The following sets forth information with respect to the executive officers and directors of the Reporting Person.

         Darrius G. Baker is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Baker's business address is 237 Park Avenue, New York, New York 10017, USA.

         Dr. Kenneth Black, Jr. is a U.S. citizen and his principal occupation is to act as Regents' Professor Emeritus at Georgia State University. Mr. Black acts as a member of the Board of Directors of the Reporting Person. Mr. Black's business address is Georgia State University, University Plaza, Atlanta, Georgia 30303, USA.

         David K. Bradford is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Bradford's business address is 237 Park Avenue, New York, New York 10017, USA.

         F. Sedgwick Browne is a U.S. citizen and his principal occupation is to act as a partner of Morgan, Lewis & Bockius LLP. Mr. Browne acts as a member of the Board of Directors of the Reporting Person. Mr. Browne's business address is 101 Park Avenue, New York, New York 10178, USA.

         John R. Coomber is a British citizen and his principal occupation is to act as a Member of the Executive Board of Swiss Reinsurance Company. Mr. Coomber is a director of the Reporting Person. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Christopher Dorschel is a German citizen and his principal occupation is to act as a Member of the Executive Board of Swiss Reinsurance Company. Mr. Dorschel is a director of the Reporting Person. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Thomas H. Fox is a U.S. citizen and is the retired former Managing Director of JP Morgan & Company Inc. Mr. Fox acts as a director of the Reporting Person. Mr. Fox's residential address is 112 Northport Point, Northport, Michigan, 49670, USA.

         John G. Gantz, Jr. is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Gantz's business address is 237 Park Avenue, New York, New York 10017, USA.

         Jeff R. Hart is a U.S. citizen and his principal occupation is to act as President and Chief Executive Officer of Swiss Re Life Company America. Mr. Hart acts as a director of the Reporting Person. Mr. Hart's business address is 237 Park Avenue, New York, New York, 10017, USA.

         Heidi E. Hutter is a U.S. citizen and her principal occupation is to act as Chairman of the Board of Directors, President and Chief Executive Officer of the Reporting Person. Ms. Hutter's business address is 237 Park Avenue, New York, New York 10017, USA.

         Patrick E. Jasper is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Jasper's business address is 227 West Monroe Street, Suite 3850, Chicago, Illinois 60606, USA.

         Deirdre H. Littlefield is a U.S. citizen and her principal occupation is to act as Senior Vice President of the Reporting Person. Ms. Littlefield's business address is 237 Park Avenue, New York, New York 10017, USA.

         Charles E. Mabli is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Mabli's business address is 237 Park Avenue, New York, New York 10017, USA.

         Donald L. Madsen is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Madsen's business address is 237 Park Avenue, New York, New York 10017, USA.

         Lukas Muhlemann is a Swiss citizen and his principal occupation is to act as the Managing Director and Chief Executive Officer of Swiss Reinsurance Company. Mr. Muhlemann is a director of the Reporting Person. Mr. Muhlemann's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         William L. Musser, Jr. is a U.S. citizen and his principal occupation is to act as General Partner of New Frontier Capital, L.P. Mr. Musser is a director of the Reporting Person. Mr. Musser's business address is 919 Third Avenue, New York, New York 10022, USA.

         Arthur P. Nanney is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Nanney's business address is One Galleria Tower, 13355 Noel Road, 17th Floor, Dallas, Texas 75240, USA.

         Mary M. Noonan is a U.S. citizen and her principal occupation is to act as Senior Vice President of the Reporting Person. Ms. Noonan's business address is 2398 E. Camelback Road, Suite 1050, Phoenix, Arizona 85016, USA.

         Dr. Robert C. Ortner is a U.S. citizen and his principal occupation is to act as an Economic & Financial Consultant. Mr. Ortner is a director of the Reporting Person. Mr. Ortner's residence address is 374 White Oak Ridge Road, Short Hills, New Jersey 07078, USA.

         James P. Slattery is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Slattery's business address is 237 Park Avenue, New York, New York 10017, USA.

         Stanley Taben is a U.S. citizen and his principal occupation is to act as President of the SwissRe Advisers, Inc. Mr. Taben is a director of the Reporting Person. Mr. Taben's business address is 200 Park Avenue, New York, New York 10166, USA.

         N. David Thompson is a U.S. citizen and his principal occupation is to act as Chairman, Retired Chief Executive Officer of SwissRe America Holding Corporation. Mr. Thompson is a director of the Reporting Person. Mr. Thompson's business address is 237 Park Avenue, New York, New York 10017, USA.

         Charles G. Watson is a U.S. citizen and is the retired former Managing Partner of Brundage, Story & Rose. Mr. Watson acts as the Vice Chairman of the Reporting Person. Mr. Watson's residential address is 566 Weed Street, New Canaan, Connecticut 06840, USA.

         Maria A. Wilcox is a U.S. citizen and her principal occupation is to act as Senior Vice President of the Reporting Person. Ms. Wilcox's business address is 237 ParkAvenue, New York, New York 10017, USA.

Swiss Re America Holding Corporation

     Swiss Re America Holding Corporation, a corporation organized under the laws of the state of Delaware ("Swiss Re Holding"), beneficially owns 100% of the capital stock of the Reporting Person. The principal executive offices of Swiss Re Holding are located at 237 Park Avenue, New York, New York 10017.

Swiss Reinsurance Company

     Swiss Reinsurance Company, a corporation organized under the laws of Switzerland ("Swiss Reinsurance"), beneficially owns 100% of the capital stock of Swiss Re Holding and is the person ultimately in control of the Reporting Person. The following sets forth information with respect to the executive officers and directors of Swiss Reinsurance. The principal executive offices of Swiss Reinsurance are located at Mythenquai 50/60, 8022 Zurich, Switzerland.

     Ulrich Bremi is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors and member of the Committee of Directors of Swiss Reinsurance Company. Mr. Bremi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Rainer E. Gut is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors of CS Holding. Mr. Gut is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Gut's business address is Paradeplatz, 8070 Zurich, Switzerland.

     Lukas Muhlemann is a Swiss citizen and his principal occupation is to act as Managing Director, member of the Board of Directors, member of the Committee of Directors and President of the Executive Board of Swiss Reinsurance Company. Mr. Muhlemann's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Urs Barlocher is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Supervisors of Sandoz Deutschland GmbH. Mr. Barlocher is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Barlocher's business address is Spittlertorgraben 27, 90429 Nurnberg, Germany.

     Thomas W. Bechtler is a Swiss citizen and his principal occupation is to act as Managing Director of Hesta AG. Mr. Bechtler is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Bechtler's business address is Seestrasse 21, P.O. Box 1510, 8700 Kusnacht, Switzerland.

     Hans Buhlmann is a Swiss citizen and his principal occupation is as Professor at the Federal Institute of Technology in Zurich. Mr. Buhlmann is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Buhlmann's business address is the Federal Institute of Technology, 8092 Zurich, Switzerland.

     Peter Forstmoster is a Swiss citizen and his principal occupation is as Professor at the University of Zurich. Mr. Forstmoster is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Forstmoster's business address is Bahnhofstrasse 13, 8001 Zurich, Switzerland.

     Benedict G. F. Hentsch is a Swiss citizen and his principal occupation is to act as a Partner of Darier Hentsch & Cie. Mr. Hentsch is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Hentsch's business address is rue Saussure 4, P.O. Box 5045, 1211 Geneva 11, Switzerland.

     Ernesto Jutzi is a Swiss citizen and his principal occupation is to act as member of the Board of Directors of Swiss Reinsurance Company. Mr. Jutzi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     John R. Coomber is a British citizen and his principal occupation is to act as member of the Executive Board of Swiss

Reinsurance Company. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Christoph Dorschel is a German citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Peter P. Hugle is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Hugle's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Heidi Hutter is a U.S. citizen and her principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Ms. Hutter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Rudolf Kellenberger is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Kellenberger's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Walter B. Kielholz is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Kielholz's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Bruno Laube is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Laube's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Stefan Lippe is a German citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Lippe's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Bruno Porro is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Porro's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

     Urs H. Winter is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Winter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                                EXHIBIT INDEX
                                -------------

    Exhibit No.                          Description
    -----------                          -----------
  1.    Exhibit A    Securities Purchase Agreement, dated as of October 4,
                     1996, by and among the Company, the Reporting Person and
                     Reliance

  2.    Exhibit B    Form of Warrant Certificate issued to the Reporting
                     person

  3.    Exhibit C    Stockholders' Agreement, dated as of October 4, 1996, by
                     and among the Company, the Reporting Person, Reliance, Mr.
                     Herrick, Herrick Partners and Mr. Monier

  4.    Exhibit D    Registration Rights Agreement, dated as of October 4,
                     1996, by and among the Company, the Reporting Person and
                     Reliance

  5.    Exhibit E    Letter Agreement, dated October 4, 1996, executed by
                     Robert Abidor in favor of the Reporting Person and
                     Reliance

  6.    Exhibit F    Letter Agreement, dated August 15, 1996, between the
                     Company and Isis Consulting, Inc.
